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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For	PRESS RELEASE #17/03 ISSUED ON JUNE 4, 2003

QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)
612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F    ☐                                                 Form 40-F  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    ☐                                                 No  ☒

QUEBECOR WORLD INC.
Filed in this Form 6-K

Documents index

1.
Press Release issued on June 4, 2003 (#17/03)

June 4, 2003	17/03
For immediate release	Page 1 of 2

QUEBECOR WORLD AWARDED MULTI-YEAR CONTRACT EXTENSION
FROM HACHETTE FILIPACCHI MEDIA U.S., INC.

Greenwich, CT — Quebecor World Inc. (NYSE, TSX: IQW) has been awarded a multi-year contract extension by Hachette Filipacchi Media (HFM U.S.) to print all of its core magazines. HFM U.S. is one of the top 5 magazine publishers in North America.

        Under the new contract, Quebecor World will produce all 18 of HFM U.S.'s core magazines across several of its magazine-dedicated manufacturing facilities. Quebecor World also produces spot jobs, direct mail, books, international and premedia work for HFM U.S.

        This multi-year contract extends a 20-plus year mutually beneficial relationship between HFM U.S. and Quebecor World. Prior to the merger of Quebecor Printing and World Color Press in 1999, each of the predecessor companies had part of the HFM U.S. business, and post-merger, Quebecor World remains the sole producer of HFM U.S.'s entire portfolio of core magazine titles.

        Tony Romano, Senior Vice President Manufacturing and Distribution, HFM U.S., stated, "While Quebecor World has been a valued business partner for many years, our decision to extend our contract was made only after a careful evaluation of the marketplace". He added, "Quebecor World's demonstrated understanding of our business needs, combined with a uniquely strong, flexible manufacturing network, were key factors in our decision."

        Quebecor World's North American Chief Operating Officer, David Boles noted that, "Our company has been designed to provide customers like HFM U.S. with the inherent benefits resulting from single-sourcing entire segments of their business with us. We remain confident that Quebecor World's unparalleled ability to provide total manufacturing and distribution solutions will continue to allow our customers to enjoy significantly streamlined operations."

For immediate release

Rick Marcoux, President of Magazine Services, Quebecor World North America added, "The confidence in our ability to produce all of their magazines, that HFM has demonstrated by awarding us this contract extension, is the direct result of the way in which our sales and manufacturing teams manage this business. Communication of specific customer needs and requirements remains strong across the entire platform, and continues to be vital to our success with this complex account."

        HFM U.S. is the New York headquartered subsidiary of Hachette Filipacchi Medias, the world's largest magazine publisher. HFM U.S. reaches nearly 50 million readers in the U.S. through its 18 titles, including American Photo, Car and Driver, Cycle World, ELLE, ELLE Décor, ELLEgirl, Home, Premiere, Road & Track, Woman's Day and others.

        Quebecor World Inc. is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 39,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Columbia, Mexico and India.

Web address: www.quebecorworld.com

For further information please contact:

Jeremy Roberts	Tony Ross
Vice-President,	Director, Communications
Investor Relations and	Quebecor World Inc.
Treasury	(514) 877-5317
Quebecor World Inc.	(800) 567-7070
(514) 877-5118 (800) 567-7070
Ann Marie Bushell Executive Vice President Marketing and Strategic Planning Quebecor World North America 212-583-6528

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ RAYNALD LECAVALIER
Name:	Raynald Lecavalier
Title:	Vice President, Corporate General Counsel and Secretary

Date: June 4, 2003

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QUEBECOR WORLD INC. Filed in this Form 6-K
QUEBECOR WORLD AWARDED MULTI-YEAR CONTRACT EXTENSION FROM HACHETTE FILIPACCHI MEDIA U.S., INC.
SIGNATURES